

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2011

Jack Lu
President and Chief Executive Officer
UTStarcom Holdings Corp.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re: UTStarcom Holdings Corp.**
> **Registration Statement on Form F-4**
> **Filed May 2, 2011**
> **File No. 333-173828**

Dear Mr. Lu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposal No. 4: Advisory Vote on the Frequency of Holding an Advisory Vote on Executive Compensation, page 115

1.   Please revise this disclosure to clearly and prominently explain that if the redomestication proposal is approved and the transaction is completed, you will not be required to conduct (and, if true, do not intend to conduct) any future advisory votes on executive compensation so long as you remain a foreign private issuer not subject to the U.S. federal proxy rules. Clarify that this will be the case regardless of the outcome of this advisory vote. Also revise your proxy statement/prospectus on pages 9 and 120 where you discuss the disclosure requirements applicable to foreign

private issuers to note that you will not be subject to the requirements to conduct advisory votes on executive compensation.

Exhibits

2.   Please note that you must file complete, dated versions of the Exhibit 5 and Exhibit 8 opinions prior to effectiveness.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
         Assistant Director

cc: Carmen Chang, Esq.
        Scott Anthony, Esq.
        Eva Wang, Esq.
        Valerie Barnett, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.
        Via facsimile: (650) 493-6811